                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A


           Proxy Statement Pursuant to Section 14(a) of the Securities
                     Exchange Act of 1934 (Amendment No. 2)


Filed by the Registrant  [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ]  Definitive Proxy Statement

[ ]  Definitive Additional Materials

[ ]  Soliciting Material Pursuant to Section 240.14a-12

                            TECUMSEH PRODUCTS COMPANY
                (Name of Registrant as Specified In Its Charter)

                               HERRICK FOUNDATION
   TERENCE C. SEIKEL, ZACHARY E. SAVAS, TODD W. HERRICK, KENT B. HERRICK AND
                               MICHAEL INDENBAUM
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1) Title of each class of securities to which transaction applies:

     (2) Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

     (4) Proposed maximum aggregate value of transaction:

     (5) Total fee paid:

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

     (2) Form, Schedule or Registration Statement No.:

     (3) Filing Party:

     (4) Date Filed:

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                                                                PRELIMINARY COPY

                               HERRICK FOUNDATION
                              c/o Michael Indenbaum
                          2290 First National Building
                          Detroit, Michigan 48226-3506
                               Phone: 313-465-7632
                                Fax: 313-465-7633

October [__], 2008

Dear Fellow Tecumseh Products Company Class B Shareholder:

     Herrick Foundation is writing to ask for your support in connection with a special meeting of Tecumseh Products Company to be held on Friday, November 21, 2008, at 10:00 a.m. eastern time, at 3885 Research Park Dr., Ann Arbor, Michigan. The attached proxy statement and the enclosed WHITE proxy card are being furnished by Herrick Foundation. Herrick Foundation has the right to vote 15% of Tecumseh's outstanding Class B common shares. At the meeting, you will consider the removal of two directors and the filling of any resulting vacancies.

WHY WE ARE SOLICITING YOUR PROXY

     Herrick Foundation is a Michigan nonprofit corporation, with a Board of Trustees currently consisting of Todd W. Herrick (the grandson of Tecumseh's founder), Kent B Herrick (Todd Herrick's son) and Michael Indenbaum. We are urgently soliciting your proxy because we desire to change Tecumseh's direction under its current board and believe it is imperative for Tecumseh's Board of Directors to take steps to reassess what we believe is a risky business restructuring plan and, instead, move to maximize shareholder value. We are NOT soliciting your proxy in an effort to have the Herricks manage Tecumseh. Todd W. Herrick has informed Herrick Foundation that he will not reassume director or officer positions with Tecumseh, Kent B. Herrick has informed Herrick Foundation that he will not reassume an officer position with Tecumseh, and the proposed new directors have informed Herrick Foundation that they do not have any current plans or intentions to replace Mr. Buker, Tecumseh's Chief Executive Officer, or his new management team. In addition, we support a recapitalization that will substantially dilute our voting power in Tecumseh.

     To obtain liquidity for our shares, Herrick Foundation asked Tecumseh's board in March 2008 to explore the possible sale of Tecumseh and to take all necessary actions to redeem or terminate the poison pills, eliminate the Class A Protective Provision from its articles and take all other necessary steps to avoid the application of anti-takeover provisions under applicable law. Tecumseh determined not to take these actions and also concluded that Tecumseh should not pursue a cash dividend or a share repurchase at that time. Tecumseh also states that it has determined to pursue a recapitalization, which would dilute Class B shareholder voting rights, but its proposal does not include any premium to the holders of Class B voting shares.


     Tecumseh's announced business restructuring plan involves trying to shape Tecumseh into a global leader focused on its core compressor business (based on Tecumseh's Second

Quarter 2008 press release, attached as Exhibit 99.1 to its Current Report on Form 8-K, dated August 6, 2008 and filed August 8, 2008). Tecumseh's own filings indicate that worldwide productive capacities exceed global demand and that customers and competitors are establishing new productive capacities in low cost countries (based on Tecumseh's Annual Report on Form 10-K for the year ended December 31, 2007 at page 13). Tecumseh says it needs to remove excess capacities and shift productive capacities to low cost countries (based on Tecumseh's Annual Report on Form 10-K for the year ended December 31, 2007 at page 13). Thus, we believe that there will be pressure on prices, because of excess capacities, loss of customers, because they are establishing their own productive capacity, and increased costs to Tecumseh to close plants, reduce headcount and build new facilities in low cost countries.



     Tecumseh also says that over the last several years there has been an industry trend toward the use of scroll compressors and competitors have had them for some time, but Tecumseh is in the early stages of offering scroll compressors to its customers (based on Tecumseh's Annual Report on Form 10-K for the year ended December 31, 2007 at page 8). Thus, we believe that Tecumseh is behind competitors in the part of the market that may be growing. Also, in addition to the currency exchange rate and commodity cost risks to Tecumseh's business, it admits that it faces substantial competition in each of its markets from competitors that may have greater financial, technical and other resources (based on Tecumseh's Annual Report on Form 10-K for the year ended December 31, 2007 at pages 12-13). Tecumseh also says that the ultimate potential of its business will depend not only on the success in executing its long-term strategic objectives, but also on the level of marketplace challenges it encounters (based on Tecumseh's analyst conference call transcript for the second quarter of 2008, attached as Exhibit 99.2 to its Current Report on Form 8-K, dated August 6, 2008 and filed August 8, 2008). Thus, even if uses its cash and becomes a "global leader" in its core compressor business, if its products are not acceptable to the market at an adequate price and volume, we believe its plan will not succeed.


     Based on Tecumseh's June 30, 2008 balance sheet, its cash, net of borrowings, was approximately $109.1 million, and we believe subsequent pension reversions and tax refunds will increase this amount. We believe that the best use of Tecumseh's cash and other assets is to get value directly to shareholders. We will propose that the reconstituted Board obtain value for shareholders by simultaneously: (1) implementing an exchange offer to Class B shareholders in which Tecumseh would offer to exchange 1.1 Class A common shares for each outstanding Class B common share, ultimately resulting in only one class of common shares outstanding with equal voting rights and increased liquidity for Class B shareholders, (2) pursuing using excess cash to pay dividends to all shareholders, and (3) exploring whether a sale of Tecumseh as a whole or in parts is desirable to enhance shareholder value. We believe that Class B shareholders should receive a premium in the exchange offer because of the surrender of exclusive voting rights. Herrick Foundation desires to elect directors who are willing to take Tecumseh in this new direction.

     Tecumseh claims that it has a long-term plan and that we should give them more time. Herrick Foundation believes that this untested business restructuring plan and the board's efforts to transition a steady, predictable, mature-market compressor company into a global leader in compressor manufacturing are risky and will consume available cash that we believe should be distributed to shareholders. Tecumseh needs new board leadership now.

CALLING THE SPECIAL MEETING

     Shortly before expiration of a Settlement Agreement that required Herrick Foundation to vote for specified directors, Tecumseh amended its bylaws to require holders of 75% of the outstanding voting shares (rather than 50%) to call a special meeting of shareholders, to make it extremely difficult for large shareholders to call a special meeting. As a result, on June 13, 2008, Herrick Foundation filed a legal action asking the court, among other things, for an order of a special meeting to remove and replace two of Tecumseh's directors. Despite Tecumseh's vigorous efforts to keep us from calling this special meeting, the court agreed with Herrick Foundation and ordered a special meeting.


     This meeting is being held to remove two members of the Board of Directors and critically review what we believe is a risky plan to invest free cash in a risky business restructuring. We propose that the Board promptly provide liquidity to Class B shareholders and voting rights to Class A shareholders, and the potential to realize value for shareholders through exploration of a sale of Tecumseh and/or distribution of excess cash.


     We appreciate your support. Your vote is important. Don't delay.

                                        Respectfully,

                                        HERRICK FOUNDATION


                                        By: /s/ Todd W. Herrick
                                            ------------------------------------
                                            Todd W. Herrick
                                            Its: President

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                         SPECIAL MEETING OF SHAREHOLDERS
                          OF TECUMSEH PRODUCTS COMPANY

                               PROXY STATEMENT OF
                               HERRICK FOUNDATION

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

     This proxy statement and enclosed WHITE proxy card are being furnished by Herrick Foundation with respect to Tecumseh Products Company, a Michigan corporation, in connection with the solicitation of proxies from you, as holders of Class B common shares of Tecumseh, for use at the special meeting of shareholders to be held on Friday, November 21, 2008, at 10:00 a.m. eastern time, at 3885 Research Park Dr., Ann Arbor, Michigan. This proxy statement and the WHITE proxy card are first being mailed to Tecumseh Class B shareholders on or about October [__], 2008. Tecumseh has two classes of common shares: Class B, which has full voting rights, and Class A, which generally has no voting rights. Nothing on the agenda for this special meeting will require a vote by Class A shareholders, so are only soliciting proxies from Class B shareholders.

     Tecumseh has set the record date for determining shareholders entitled to notice of, and to vote at, the special meeting as October 17, 2008. Class B shareholders of record as of the close of business on the record date will be entitled to vote at the special meeting. As of the record date, there were 5,077,746 Class B common shares reported to be outstanding by Tecumseh, with each share entitled to one vote at the special meeting. As of October 17, 2008, Herrick Foundation is the owner of 769,426 shares, or 15%, of Tecumseh's Class B common shares.

     The purposes of this special meeting are:

1. To consider and vote on a proposal to remove Peter M. Banks and David M. Risley as directors of Tecumseh.

2. To consider and vote on a proposal to elect, to the extent that shareholders vote to remove directors pursuant to Proposal 1 above, the following nominees to the board: Terence C. Seikel and Zachary E. Savas.

3. To consider any other matters properly presented at the meeting.

     THIS SOLICITATION IS BEING MADE BY HERRICK FOUNDATION AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF TECUMSEH.

     We are not aware of any other matters to be brought before the special meeting. Should other matters be brought before the special meeting, the persons named as proxies in the enclosed WHITE proxy card will vote on such matters in their discretion.

     A PROXY MAY BE GIVEN BY ANY PERSON WHO HELD CLASS B COMMON SHARES OF TECUMSEH ON OCTOBER 17, 2008, THE RECORD DATE FOR THE SPECIAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE URGED TO SIGN AND DATE THE ENCLOSED WHITE PROXY CARD

AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. YOUR LATEST-DATED PROXY IS THE ONLY ONE THAT COUNTS, SO YOU MAY RETURN THE WHITE PROXY CARD EVEN IF YOU HAVE ALREADY DELIVERED A PROXY. PLEASE DO NOT RETURN ANY PROXY SENT TO YOU BY TECUMSEH. IF YOU HAVE ALREADY RETURNED A PROXY CARD TO TECUMSEH, THAT CARD WILL BE AUTOMATICALLY REVOKED IF YOU COMPLETE AND RETURN THE ENCLOSED WHITE PROXY CARD.

     If your Tecumseh shares are registered in your own name, please sign, date and mail the enclosed WHITE proxy card to The Altman Group in the provided postage-paid envelope. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a WHITE proxy card with respect to your shares and only upon receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for a WHITE proxy card to be signed representing your Tecumseh Class B shares. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of your instructions to the committee in care of The Altman Group to the address below, so that we will be aware of all instructions given and can attempt to ensure that your instructions are followed.

     YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW CLASS B SHARES YOU OWN. WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY TO CAST YOUR VOTE FOR PROPOSALS 1 AND 2 AND OUR NOMINEES. TIME IS SHORT. PLEASE VOTE TODAY!

     IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR WHITE PROXY CARD OR NEED ADDITIONAL COPIES OF THESE PROXY MATERIALS, PLEASE CONTACT OUR PROXY SOLICITOR, THE ALTMAN GROUP, AT THE PHONE NUMBERS LISTED BELOW:

                                The Altman Group
                              1200 Wall Street West
                                    3rd Floor
                               Lyndhurst, NJ 07071

                   Shareholders call toll free: (866) 340-7104
                  Banks and Brokers call collect: 201-806-7300
                                Fax: 201-460-0050

BACKGROUND AND REASONS FOR THE SPECIAL MEETING

     Herrick Foundation is a Michigan nonprofit corporation, with a Board of Trustees currently consisting of Todd W. Herrick (the grandson of Tecumseh's founder), Kent B Herrick (Todd Herrick's son) and Michael Indenbaum. The Board of Directors of Herrick Foundation has the right to vote the shares of Tecumseh owned by Herrick Foundation. Herrick Foundation is the owner of 769,426 shares, or 15%, of Tecumseh's Class B common shares. Herrick Foundation is Tecumseh's largest shareholder.

     Todd W. Herrick is also one of the trustees of the Ray W. Herrick and Hazel
M. Herrick Trusts u/a/d February 26, 1949 and February 24, 1956 f/b/o Kenneth Herrick and his descendants (the "Trusts") and shares voting power with his sister, Toni L. Herrick, over the 888,113 Class B shares beneficially owned by the Trusts, or 17.5% of Tecumseh's Class B common shares. Todd

W. Herrick also owns 21,906 Class B shares directly, or 0.4% of Tecumseh's Class B common shares.


     In our opinion, Tecumseh has focused its efforts on pursuing a risky plan to invest free cash in a risky business restructuring. We will propose that the reconstituted Board obtain value for shareholders by simultaneously: (1) implementing an exchange offer to Class B shareholders in which Tecumseh would offer to exchange 1.1 Class A common shares for each outstanding Class B common share, ultimately resulting in only one class of common shares outstanding with equal voting rights and increased liquidity for Class B shareholders, (2) pursuing using excess cash to pay dividends to all shareholders, and (3) exploring whether a sale of Tecumseh as a whole or in parts is desirable to enhance shareholder value. We believe that Class B shareholders should receive a premium in the exchange offer because of the surrender of exclusive voting rights.



     We are conducting this solicitation in an effort to enhance board oversight of the current management and to critically review the strategic direction of Tecumseh. Todd W. Herrick has informed Herrick Foundation that he will not reassume officer or director positions with Tecumseh, Kent B. Herrick has informed Herrick Foundation that he will not reassume officer positions with Tecumseh, and the proposed new directors have informed Herrick Foundation that they do not have any current plans or intentions to replace Mr. Buker, Tecumseh's Chief Executive Officer, or his new management team. In addition, we support a recapitalization that will substantially dilute our voting power in Tecumseh. Our proposals are intended to afford you, as a shareholder of Tecumseh, the opportunity to effect the necessary changes in the direction of Tecumseh to enhance shareholder value and preserve assets rather than dissipating assets in pursuit of what we believe is a risky business restructuring plan.


TECUMSEH'S LACK OF RESPONSIVENESS AND HERRICK FOUNDATION'S ALTERNATIVE


     We believe that after selling all but one of Tecumseh's business segments to repay indebtedness, with the retention of some substantial ongoing contingent liabilities, Tecumseh has now formulated a risky plan to use its free cash to restructure Tecumseh's remaining business operation. Tecumseh's announced business restructuring plan involves trying to shape Tecumseh into a global leader focused on its core compressor business (based on Tecumseh's Second Quarter 2008 press release, attached as Exhibit 99.1 to its Current Report on Form 8-K, dated August 6, 2008 and filed August 8, 2008). Tecumseh's own filings indicate that worldwide productive capacities exceed global demand and that customers and competitors are establishing new productive capacities in low cost countries (based on Tecumseh's Annual Report on Form 10-K for the year ended December 31, 2007 at page 13). Tecumseh says it needs to remove excess capacities and shift productive capacities to low cost countries (based on Tecumseh's Annual Report on Form 10-K for the year ended December 31, 2007 at page 13). Thus, we believe that there will be pressure on prices, because of excess capacities, loss of customers, because they are establishing their own productive capacity, and increased costs to Tecumseh to close plants, reduce headcount and build new facilities in low cost countries.



     Tecumseh also says that over the last several years there has been an industry trend toward the use of scroll compressors and competitors have had them for some time, but Tecumseh is in the early stages of offering scroll compressors to its customers (based on

Tecumseh's Annual Report on Form 10-K for the year ended December 31, 2007 at page 8). Thus, we believe that Tecumseh is behind competitors in the part of the market that may be growing. Also, in addition to the currency exchange rate and commodity cost risks to Tecumseh's business, it admits that it faces substantial competition in each of its markets from competitors that may have greater financial, technical and other resources (based on Tecumseh's Annual Report on Form 10-K for the year ended December 31, 2007 at pages 12-13). Tecumseh also says that the ultimate potential of its business will depend not only on the success in executing its long-term strategic objectives, but also on the level of marketplace challenges it encounters (based on Tecumseh's analyst conference call transcript for the second quarter of 2008, attached as Exhibit 99.2 to its Current Report on Form 8-K, dated August 6, 2008 and filed August 8, 2008). Thus, even if uses its cash and becomes a "global leader" in its core compressor business, if its products are not acceptable to the market at an adequate price and volume, we believe its plan will not succeed.


     We are urgently soliciting your proxy because we desire to change Tecumseh's direction under its current board and believe it is imperative for Tecumseh's Board of Directors to take steps to maximize shareholder value. To obtain liquidity for our shares, Herrick Foundation asked Tecumseh's board in March 2008 to explore the possible sale of Tecumseh and to take all necessary actions to redeem or terminate the poison pills, eliminate the Class A Protective Provision from its articles and take all other necessary steps to avoid the application of anti-takeover provisions under applicable law. Tecumseh determined not to take these actions and also concluded that Tecumseh should not pursue a cash dividend or a share repurchase at that time. Tecumseh also states that it has determined to pursue a recapitalization, which would dilute Class B shareholder voting rights, but its proposal does not include any premium to the holders of Class B voting shares. We do not believe that Tecumseh's current board is committed to exploring sale transactions or methods of distributing its free cash to shareholders. Tecumseh needs new board leadership now.

     On June 13, 2008, Herrick Foundation's filed a Verified Complaint for Declaratory, Injunctive and Other Relief against Tecumseh in the Lenawee County Circuit Court (the "Special Meeting Lawsuit"), asking the court, among other things, to order a special meeting to remove and replace two of Tecumseh's directors. Despite Tecumseh's efforts to keep us from calling this special meeting and fighting our request in court, the court agreed with Herrick Foundation and ordered a special meeting.

     Herrick Foundation got the Lenawee County Circuit Court to order this special meeting to seek shareholder support to remove and replace two of Tecumseh's directors. Herrick Foundation seeks to replace two directors because of the lack of responsiveness from Tecumseh's board and management to Herrick Foundation's proposals to enhance shareholder value. We believe that this special meeting is a perfect opportunity to address these issues, including Tecumseh's future direction.

     The only two current directors who have served from January 1, 2006 to the date of this proxy statement are Peter M. Banks and David M. Risley. We do not want to remove enough directors to trigger any change in control provisions, for example in Tecumseh's financing or compensation arrangements. We chose Peter M. Banks and David M. Risley for removal because they are Tecumseh's longest serving directors.

                              QUESTIONS AND ANSWERS

Q:   WHY AM I RECEIVING THIS PROXY STATEMENT?

A: You are receiving this proxy statement and the accompanying WHITE proxy card because you own Tecumseh Class B common shares. This proxy statement contains information related to the solicitation of proxies by Herrick Foundation for use at the special meeting of Tecumseh shareholders to be held on November 21, 2008 at 10:00 a.m. eastern time, at 3885 Research Park Dr., Ann Arbor, Michigan.

Q:   WHO IS ENTITLED TO VOTE?

A: The record date is October 17, 2008. Only holders of Tecumseh's common shares as of the close of business on October 17, 2008 are entitled to vote. Only holders of Tecumseh's Class B common shares are entitled to vote on Proposals 1 and 2. Each Class B common shares is entitled to one vote on each matter on which it is entitled to vote.

Q:   HOW DO I VOTE?

A: Sign and date only the enclosed WHITE proxy card and return it in the prepaid envelope. If you do not mark any selections, your proxy card will be voted in favor of our proposals and nominees (Proposals 1 and 2). You have the right to revoke your proxy any time before the meeting by

     - notifying The Altman Group, our proxy solicitor, or Tecumseh's secretary,

     -    voting in person, or

     -    returning a later-dated proxy.

     If you return your signed WHITE proxy card, but do not indicate your voting preferences, Todd W. Herrick or Michael A. Indenbaum will vote FOR our proposals (Proposals 1 and 2) and FOR our nominees on your behalf.

Q: WHAT SHARES ARE INCLUDED ON THE PROXY CARD AND WHAT DOES IT MEAN IF I GET MORE THAN ONE WHITE PROXY CARD?

A: The number of shares printed on your WHITE proxy card(s) represents all your Class B shares under a particular registration. Receipt of more than one WHITE proxy card means that your shares are registered differently and are in more than one account. Sign and return all WHITE proxy cards to ensure that all your shares are voted.

Q:   WHAT SHOULD I DO IF I RECEIVE A GOLD PROXY CARD FROM TECUMSEH'S BOARD?

A: You may receive a gold proxy card(s), which is being solicited by the board. We urge you to discard any gold proxy card or voting instruction forms sent to you by Tecumseh. If you submit a proxy to us by signing and returning the enclosed WHITE proxy card, do not sign or return the gold proxy card or follow any voting instructions provided to you by Tecumseh unless you intend to change your vote, because only your latest-dated proxy will be counted.

     If you have already sent a gold proxy card to Tecumseh, we urge you to revoke it simply by signing, dating and returning the enclosed WHITE proxy card. Only the latest-dated card returned will be counted. IT IS THEREFORE VERY IMPORTANT THAT YOU DATE YOUR PROXY. It is not necessary to contact Tecumseh for your revocation to be effective.

     If you need assistance, please contact The Altman Group, our proxy solicitor, by telephone at (866) 340-7104.

Q:   WHAT CONSTITUTES A QUORUM?

A: For Proposals 1 and 2, the shareholders present in person or by proxy at the special meeting and having voting power constitute a quorum for the transaction of the business at the special meeting described in Proposals 1 and 2. Abstentions, withheld votes and broker non-votes will be counted for the purpose of determining the number of shares present at the special meeting. So long as one Class B shareholder is present in person or by proxy at the court-ordered special meeting, a quorum is present for the transaction of business described in Proposals 1 and 2 at the special meeting. If you submit a properly executed WHITE proxy card, you will be considered part of the quorum. If you are present or represented by a proxy at the special meeting and you abstain with respect to the proposal to remove two directors (Proposal 1), your abstention will have the same effect as a vote against the proposal.

Q:   WHAT IS THE EFFECT OF BROKER NON-VOTES?

A: A broker non-vote occurs when a brokerage firm holding shares for a beneficial owner does not vote on a particular proposal because it does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions). Institutions that hold shares in "street name" for customers have the authority to vote on "routine" proposals when they have not received instructions from beneficial owners. However, they are precluded from exercising their voting discretion with respect to the approval of "non-routine" matters, such as the proposals in this proxy statement, because they are being opposed by Tecumseh's management. Therefore, brokers will not have discretion to vote your shares if you hold your shares in "street name" (e.g., through a brokerage firm) and, unless instructed by their customer, do not send in a proxy card or voting instructions to vote the shares they hold in "street name."

     Broker non-votes will count as votes present for the purpose of determining whether a quorum is present. Because the removal of directors (Proposal 1) requires the affirmative vote of a majority of the outstanding Class B shares, broker non-votes will have the same effect as a negative vote on that proposal. Broker non-votes are not counted for the purposes of electing directors (Proposal 2).

Q:   WHO CAN ATTEND THE SPECIAL MEETING?

A: All Class B shareholders of Tecumseh as of the record date, October 17, 2008, can attend.

Q:   WHO IS TECUMSEH'S LARGEST PRINCIPAL CLASS B SHAREHOLDER?

A: Herrick Foundation owns 769,426 Class B common shares of Tecumseh, or 15% of the Class B common shares entitled to vote at the special meeting. (See ANNEX A for more details). In addition, Todd W. Herrick is one of the trustees of the Trusts and shares voting power with his sister, Toni L. Herrick, over the 888,113 Class B shares beneficially owned by the Trusts, or 17.5% of Tecumseh's Class B common shares. Todd W. Herrick also owns 21,906 Class B shares directly, or 0.4% of Tecumseh's Class B common shares.

Q:   WHY HAS HERRICK FOUNDATION'S OWNERSHIP PERCENTAGE DECREASED RECENTLY?

A: On September 25, 2008, Tricap Partners II, L.P. (successor to Tricap Partners, LLC) exercised an option granted by Herrick Foundation that would have expired in November 2008. Herrick Foundation's sale of stock was not a voluntary sale by Herrick Foundation. Tricap exercised its option to purchase 500,000 shares of Class B Stock from Herrick Foundation at $16.00 a share.

     Herrick Foundation had granted this option (along with an option to purchase Class A Stock) to Tricap in November 2006 in part to induce Tricap to make a $100,000,000 Second Lien Credit Agreement available to Tecumseh at that time. This Second Lien Credit Agreement provided Tecumseh with significant additional liquidity, relief from then existing financial covenants and more favorable terms and replaced a credit agreement that was in default.

     Tricap demanded options on Class B Stock and Class A Stock as a condition to making this loan, and Herrick Foundation and the Herrick family Trusts provided them. The options to purchase Class A Stock from Herrick Foundation and the Herrick family Trusts have all been exercised in full. Because the option to purchase Class B Stock was about to expire and the market price of the Class B Stock was higher than the exercise price of the option, Tricap has exercised its option to purchase Class B Stock from Herrick Foundation in full.

Q: WHAT PERCENTAGE OF CLASS B COMMON SHARES ARE TECUMSEH'S DIRECTORS AND EXECUTIVE OFFICERS ENTITLED TO VOTE AT THE SPECIAL MEETING?

A: Together, they are entitled to vote 8,600 Class B common shares, or approximately 0.17% of the Class B common shares entitled to vote at the special meeting. (See ANNEX B for more details).

Q:   WHO PAYS FOR HERRICK FOUNDATION'S SOLICITATION EXPENSES?


A: Herrick Foundation will bear the entire expense of preparing this proxy statement and the soliciting of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, Internet websites, transportation and litigation). We will ask banks, brokerage houses, and other custodians, nominees, and fiduciaries to forward solicitation material to the beneficial owners of Tecumseh Class B shares that these institutions hold. We will reimburse these institutions for their reasonable out-of-pocket expenses. Proxies may be solicited by Herrick Foundation, its trustees, directors, officers, agents or representatives by phone, fax, e-mail, via the Internet, such as postings on websites, mail, or personal solicitation.


     We have retained The Altman Group to assist us in the solicitation of proxies at a fee estimated at $45,000, including a base fee, a fee when definitive proxy materials are mailed and a success fee. We will also reimburse The Altman Group for its reasonable out-of-pocket expenses, a set up fee and telephone call fees. The Altman Group will utilize approximately 25 persons in its solicitation efforts.

     We estimate that our total expenditures relating to the solicitation of proxies for approval of the proposals at this special meeting will be approximately $800,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation). Total expenditures to date relating to these solicitations have been approximately $376,000. We have also incurred additional costs, not included in these amounts, in connection with the Special Meeting Lawsuit. If we succeed in removing and replacing Tecumseh directors, we will seek reimbursement of our expenses from Tecumseh without submitting the question of reimbursement to a vote of shareholders.

                                  PROPOSAL ONE

                          REMOVE TWO EXISTING DIRECTORS

     We are seeking to remove Peter M. Banks and David M. Risley as directors of Tecumseh. Shareholders may adopt this proposal in whole, by removing both of these directors, or in part, by electing to remove one of these directors without removing the other director, or shareholders may reject this proposal in whole or in part.

     We will propose that the reconstituted Board obtain value for shareholders by simultaneously: (1) implementing an exchange offer to Class B shareholders in which Tecumseh would offer to exchange 1.1 Class A common shares for each outstanding Class B common share, ultimately resulting in only one class of common shares outstanding with equal voting rights and increased liquidity for Class B shareholders, (2) pursuing using excess cash to pay dividends to all shareholders, and (3) exploring whether a sale of Tecumseh as a whole or in parts is desirable to enhance shareholder value. We believe that Class B shareholders should receive a premium in the exchange offer because of the surrender of exclusive voting rights. Herrick Foundation desires to elect directors who are willing to take Tecumseh in this new direction.


     In our opinion, based on Tecumseh's Board's risky business restructuring plan, the two directors who have been directors since January 1, 2006, should be removed and replaced with our nominees for director, who are willing to take Tecumseh in a new direction. We believe our nominees, like the two directors we propose to remove, are independent under the rules of The NASDAQ Market LLC, both generally and for Audit Committee purposes. We do not want to remove enough directors to trigger any change in control provisions, for example in Tecumseh's financing or compensation arrangements. We chose Peter M. Banks and David M. Risley for removal because they are Tecumseh's longest serving directors.


     Among other things, we believe that our nominees will conduct a meaningful review of Tecumseh's operational and strategic plans and strategic alternatives to ensure that the enhancement of shareholder value and shareholder liquidity are top priorities. In summary, we expect to propose that the reconstituted Board obtain value for shareholders by simultaneously:

     - Implementing an exchange offer to Class B shareholders in which Tecumseh would offer to exchange 1.1 Class A common shares for each outstanding Class B common share, ultimately resulting in only one class of common shares outstanding with equal voting rights and increased liquidity for Class B shareholders. We believe Class B shareholders should receive a premium in the exchange offer because of the surrender of exclusive voting rights.

     - Recognizing Tecumseh's value stock position within the market and pursuing using excess cash to pay dividends to all shareholders, as opposed to using that cash to pursue a flawed growth strategy.

     - Exploring whether a sale of Tecumseh as a whole or in parts is desirable to enhance shareholder value.

     -    Redeeming Tecumseh's poison pills.

     We do not have any specific plans or proposals in connection with our review of Tecumseh's operational and strategic plans as we do not have access to the information necessary to formulate meaningful plans for Tecumseh, except that Herrick Foundation believes that Tecumseh's Board should seriously simultaneously explore the program outlined above. Herrick Foundation desires to elect directors who are willing to take Tecumseh in this new direction.


     Although Herrick Foundation believes its plans will be implemented by the reconstituted Board, there can be no assurance that the actions of our nominees, if elected, would improve Tecumseh's business or enhance shareholder value. In addition, our nominees, if elected, will not constitute a majority of Tecumseh's board of directors. We have been responsible for choosing two current directors of Tecumseh who are not proposed to be removed, Kent B Herrick and Steven J. Lebowski, and the two nominees proposed for election at this special meeting. Those four directors would constitute a majority of Tecumseh's board of directors. However, three of those directors and nominees are independent directors under the rules of The NASDAQ Market LLC, both generally and for Audit Committee purposes, and they might not vote the way we wish they would, as evidenced by Mr. Lebowski's vote in favor of Tecumseh's restructuring plan, which Kent Herrick opposed.



     Therefore, our nominees would not be able to take action at a meeting of the board at which all directors are present without the support of other directors (which could consist of the other two directors we have chosen). Of course, the directors will exercise their independent judgment based on the circumstances present at the time. There can be no assurance that our nominees, if elected, or other directors we have chosen would be successful in meeting any of the stated recapitalization objectives outlined in the proxy statement.


     If directors are removed pursuant to this proposal, we will seek to elect our own nominees to the board as specified in Proposal 2.

VOTE REQUIRED

     The affirmative vote of holders of a majority of Tecumseh's outstanding Class B shares is required for the removal from the board of Messrs. Banks and Risley.

     The WHITE proxy card will be voted in favor of this proposal unless otherwise instructed by you. Abstentions, broker non-votes and shares not voted by other entities holding shares on behalf of the beneficial owners will have the same effect as votes cast against this proposal.

     We urge you to vote FOR this proposal and the removal of Peter M. Banks and David M. Risley as directors of Tecumseh on the enclosed WHITE proxy card.

                                  PROPOSAL TWO

                              ELECTION OF DIRECTORS

     We propose that you elect Terence C. Seikel and Zachary E. Savas to Tecumseh's board of directors at the special meeting. However, our nominees may only be elected if one or more of the current directors is removed pursuant to Proposal 1 as shown in the following table:

Directors removed pursuant to Proposal 1:   Nominees elected:
                   None                     None

                   One                      Terence C. Seikel

                   Two                      Terence C. Seikel and Zachary E. Savas

     If Proposal 1 passes and there are vacancies on the board, the vacancies may be filled by the shareholders. However, if Proposal 1 does not pass, any vacancies on the board may be filled by either the remaining directors or the shareholders.

     If elected, each nominee would be entitled to serve until the 2009 annual meeting of shareholders and until his or her successor is elected and qualified, or until his or her resignation or removal. At the 2009 annual meeting of shareholders, the shareholders will have the opportunity to elect all of Tecumseh's directors. There are currently seven directors serving on Tecumseh's Board of Directors. Tecumseh does not have a classified board, and each current director has been elected to serve until the 2009 annual meeting of shareholders and until his or her successor is elected and qualified, or until his or her resignation or removal.


     In selecting our proposed nominees we had several criteria: (1) the nominee had to be independent of Tecumseh under the rules of The NASDAQ Market LLC, both generally and for Audit Committee purposes, (2) the nominee had to have manufacturing experience, and (3) the nominee had to have a financial background. We believe Messrs. Seikel and Savas meet these criteria and are well qualified to serve as directors of Tecumseh.


     We believe that both of our nominees are "independent" under the relevant rules of the NASDAQ Stock Market. Each of our nominees has consented to being named in this proxy statement and to serve as a director of Tecumseh if elected.

THE NOMINEES

     Set forth below are the name, age, present principal occupation, employment history for at least the past five years and directorships of publicly-held companies for each of our nominees. None of the entities referenced below is a parent or subsidiary of Tecumseh.

                                PRESENT PRINCIPAL OCCUPATION AND FIVE YEAR
NAME                AGE                     EMPLOYMENT HISTORY
-----------------   ---   ------------------------------------------------------
Terence C. Seikel    51   Mr. Seikel has served as President and Chief Executive
                          Officer of Defiance Partners, LLC, a private
                          investment firm, which he founded, since January 2005.
                          Mr. Seikel also serves as President and Chief
                          Executive Officer of A.R.E. Accessories, a supplier of
                          painted, fiberglass caps and tonneau covers for pickup
                          trucks, and as Chairman of Applied Technologies, Inc.,
                          an engineering firm servicing the automotive and
                          defense industries. From April 1999 until February
                          2005, he served as President and Chief Executive
                          Officer and a member of the Board of Managers of
                          Advanced Accessory Systems, LLC, a designer,
                          manufacturer and supplier of towing and rack systems
                          and related accessories for the automotive market, and
                          from January 1996 until April 1999 he served as Vice
                          President of Finance and Administration and Chief
                          Financial Officer of Advanced Accessory Systems, LLC.
                          From 1985 to 1996 he was employed by Larizza
                          Industries, Inc., a publicly-held supplier of interior
                          trim to the automotive industry, in various
                          capacities, including Chief Financial Officer. From
                          1983 to 1985 he was controller for Mr. Gasket Company,
                          a publicly-held supplier to the automotive
                          aftermarket. From 1979 to 1983, Mr. Seikel was a
                          C.P.A. with KPMG, where he served a number of
                          manufacturing clients.

Zachary E. Savas     45   Mr. Savas has served as President of Cranbrook
                          Partners & Co., an investment banking firm, since
                          September 1991. He has also served as President of
                          Production Spring, LLC, a manufacturer of metal
                          fasteners, clamps, clips, brackets and springs, since
                          February 2002. He has also served as Chairman of Lewis
                          ig, Inc., a computer hardware maintenance business,
                          since July 2004, and Chairman of Fire CATT, LLC, a
                          fire hose testing and franchising business, since
                          October 2006. He has also served as President of
                          Rislov Foundation, a charitable organization offering
                          scholarships and support of the advancement of
                          classical music, since November 2003, and as Managing
                          Member of Peponides Associates, LLC, a an investment
                          vehicle for real estate, stocks and private companies,
                          since January 2000.


     If elected to the board, our nominees intend to work actively with management and the remaining members of the board with the objective of enhancing shareholder value. Although Herrick Foundation believes its plans will be implemented by the reconstituted Board, there can be no assurance that the actions of our nominees, if elected, would improve Tecumseh's business or enhance shareholder value. In addition, our nominees, if elected, will not constitute a majority of Tecumseh's board of directors. We have been responsible for choosing two current directors of Tecumseh who are not proposed to be removed, Kent B Herrick and Steven J. Lebowski, and the two nominees proposed for election at this special meeting. Those four directors would constitute a majority of Tecumseh's board of directors. However, three of those directors and nominees are independent directors under the rules of The NASDAQ Market LLC, both generally and for Audit Committee purposes, and they might not vote the way we wish they would, as evidenced by Mr. Lebowski's vote in favor of Tecumseh's restructuring plan, which Kent Herrick opposed.



     Therefore, our nominees would not be able to take action at a meeting of the board at which all directors are present without the support of other directors (which could consist of the other two directors we have chosen). Of course, the directors will exercise their independent judgment based on the circumstances present at the time. There can be no assurance that our nominees, if elected, or other directors we have chosen would be successful in meeting any of the stated recapitalization objectives outlined in the proxy statement.


     We expect that our nominees will be able to stand for election, but if they are unable to serve or for good cause will not serve, the shares represented by the enclosed WHITE proxy card will be voted for substitute nominees. In addition, we reserve the right to nominate substitute persons if Tecumseh makes or announces any changes to its bylaws or articles of incorporation or takes or announces any other action that has, or if consummated would have, the effect of disqualifying our nominees. In any such case, shares represented by the enclosed WHITE proxy card will be voted for our substitute nominees.

     Our nominees will not receive any compensation from Herrick Foundation for their services as directors of Tecumseh, although we intend to indemnify each of our nominees from and against any expenses or losses incurred by the nominee for election as a director at the special meeting in connection with serving as a nominee. Our nominees, if elected, would receive the same compensation as the existing directors, payable in accordance with Tecumseh's existing payment practices.

VOTE REQUIRED

     This proposal requires that directors be elected by a plurality of the votes cast. If a quorum is present, the number of nominees equal to the number of open positions receiving the largest number of votes cast at the meeting (or its adjournment) will be elected. Withheld votes and broker non-votes will not be counted as votes cast in determining which nominees receive the greatest number of votes cast and will have no effect on the result of the vote.

     If you have signed the WHITE proxy card and no marking is made, you will be deemed to have given direction to vote all of your Class B shares represented by the WHITE proxy card for our nominees. WE URGE YOU TO VOTE FOR THE ELECTION OF EACH OF OUR NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     ANNEX B to this proxy statement sets forth certain information regarding beneficial ownership of Tecumseh's shares taken from Tecumseh's preliminary proxy statement with respect to this special meeting, filed with the SEC on October 10, 2008.

                          FUTURE SHAREHOLDER PROPOSALS

     According to Tecumseh's preliminary proxy statement filed with the SEC on October 10, 2008, in order for shareholder proposals for the 2009 annual meeting of shareholders to be eligible to be included in Tecumseh's proxy statement under Rule 14a-8 of the Securities Exchange Act of 1934, they must be received at Tecumseh's principal executive offices (1136 Oak Valley Drive, Ann Arbor, Michigan 48108) no later than December 5, 2008. Tecumseh retains the right to omit any proposal if it does not satisfy the requirements of Rule 14a-8 of the Securities Exchange Act of 1934.

ADVANCE NOTICE REQUIREMENTS

     According to Tecumseh's preliminary proxy statement filed with the SEC on October 10, 2008, Tecumseh's bylaws contain advance notice procedures which a shareholder must follow to nominate a person for election to its board or to present any other proposal at an annual meeting of shareholders. In general, these provisions require notice of a nomination or other proposal expected to be made at an annual meeting to be in writing, to contain specified information about the nominee or other proposal and the shareholder proponent, and to be delivered or sent by first class U.S. mail to Tecumseh's Secretary and received at Tecumseh's principal office (1136 Oak Valley Drive, Ann Arbor, Michigan 48108).

     Except when an annual meeting is called for a date that is not within 20 days before or after the first anniversary of the prior year's annual meeting (in which case other time limits apply), Tecumseh must receive the nomination or proposal no later than 60 days nor earlier than 90 days before the first anniversary of the prior year's annual meeting. This means that any nomination or proposal for next year's annual meeting must be received no later than March 1, 2009 and no earlier than January 30, 2009.

     Management proxies for the 2009 annual meeting may confer discretionary authority to vote on an untimely proposal without express direction from shareholders giving the proxies.

                 CERTAIN INFORMATION CONCERNING THE PARTICIPANTS
                              IN THIS SOLICITATION

     Each of Herrick Foundation, Terence C. Seikel, Zachary E. Savas, Kent B. Herrick, Todd W. Herrick and Michael Indenbaum is a "participant" in this solicitation, although each of the foregoing persons expressly disclaims that any one or more of the above named persons constitutes a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

     The business address of Herrick Foundation and Michael Indenbaum is c/o Michael Indenbaum, 2290 First National Building, 660 Woodward Ave., Detroit, Michigan 48226-3506. Terence C. Seikel business address is c/o Defiance Partners, 12900 Hall Road, Suite 390, Sterling Heights, Michigan 48313. Zachary
E. Savas's business address is c/o Cranbrook Partners & Co., 3250 W. Big Beaver Road, Suite 544, Troy, Michigan 48084. Kent B. Herrick's address is 9693 Wood Bend Drive, Saline, MI 48176. Todd W. Herrick's address is 3970 Peninsula Drive, Petoskey, Michigan 49770-8006.

     Herrick Foundation is a Michigan nonprofit corporation, which is a "Private Foundation" as defined in the Internal Revenue Code of 1986, as amended, organized for charitable purposes. Information regarding Messrs. Seikel and Savas is set forth above under "Proposal Two -- Election of Directors -- The Nominees." Kent B. Herrick has been a director of Tecumseh since April 10, 2007 (and currently serves on its Pension and Investment Committee) and is a member of the Board of Trustees and a paid employee of Herrick Foundation, and this is his present principal occupation or employment. Michael Indenbaum is an attorney and this is his present principal occupation or employment. Todd W. Herrick is retired and this is his present principal occupation or employment.

     ANNEX A lists certain information regarding ownership of Tecumseh's stock by Herrick Foundation, Terence C. Seikel, Zachary E. Savas, Kent B. Herrick, Todd W. Herrick and Michael Indenbaum and transactions in shares made by them during the last two years. Herrick Foundation owns 769,426 of Tecumseh's Class B common shares, or approximately 15% of the outstanding shares. Todd W. Herrick, Kent B. Herrick and Michael Indenbaum, as trustees of Herrick Foundation, share voting and investment power over these shares.

     The Trusts beneficially own 888,113 of Tecumseh's Class B common shares, or approximately 17.5% of the outstanding Class B shares. Todd W. Herrick and Toni
L. Herrick are the trustees of the Trusts with voting and investment power over the Class B shares held by the Trusts. Todd W. Herrick owns 21,906 of Tecumseh's Class B common shares, or approximately 0.4% of the outstanding Class B. Shares. None of Terence C. Seikel, Zachary E. Savas, Kent B. Herrick, Michael Indenbaum or any of their associates owns any additional Class B shares. None of Herrick Foundation, Terence C. Seikel, Zachary E. Savas, Kent B. Herrick, Todd W. Herrick, Michael Indenbaum or any of their associates owns any Class A shares.

     Herrick Foundation, the Trusts and Todd W. Herrick all acquired their Class B shares more than two years ago. Herrick Foundation, the Trusts and Todd W. Herrick may, however, change or alter its or his investment strategy at any time to increase or decrease its or his holdings in Tecumseh.

     HERRICK FOUNDATION INTENDS TO VOTE ITS 769,426 CLASS B SHARES FOR PROPOSALS 1 AND 2 AND FOR THE NOMINEES IN THIS PROXY STATEMENT.

     Except as described in this proxy statement, Herrick Foundation is not now, nor has it been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Tecumseh (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).

     In February 2007, Herrick Foundation notified Tecumseh that it intended to nominate Todd Herrick and two new directors for election as directors at Tecumseh's 2007 annual meeting of shareholders. After Tecumseh's Board increased the size of the Board so that Herrick Foundation's nominees would represent a minority of the directors, on March 6, 2007, Todd W. Herrick and the Herrick Foundation filed a lawsuit against Albert A. Koch, Peter M. Banks, David M. Risley (collectively, the "Director Defendants") and Tecumseh in the Lenawee County Circuit Court, Case No. 07-2525-CZ (the "Herrick Lawsuit"). On March 20, 2007, Tecumseh filed a lawsuit against Todd W. Herrick, Kent B. Herrick, Toni Herrick, Michael Indenbaum and Herrick Foundation in the United States District Court for the Eastern District of Michigan, Southern Division, Case No. 07-2525-CZ (the "Tecumseh Lawsuit").

     On April 2, 2007, Herrick Foundation entered into a Settlement and Release Agreement (the "Settlement Agreement"), with Todd W. Herrick, Kent B. Herrick, Toni L. Herrick, and Michael A. Indenbaum (collectively, together with Herrick Foundation, the "Herrick Entities"), Tecumseh and the Director Defendants settling corporate governance disputes that had been the subject of the Herrick Lawsuit and the Tecumseh Lawsuit. Pursuant to the Settlement Agreement, among other things: (1) Todd W. Herrick resigned from Tecumseh's board and the board appointed Kent B. Herrick to fill the vacancy, (2) effective July 31, 2007, Mr. Koch resigned from the board, (3) effective August 13, 2007, (a) Edwin L. Buker, William E. Aziz, Steven J. Lebowski and, independent of the Settlement Agreement, Jeffry N. Quinn were appointed as new directors of Tecumseh, (b) Edwin L. Buker was appointed President and Chief Executive Officer of Tecumseh, and (c) James J. Bonsall, also a managing director of AlixPartners, ceased to be Tecumseh's interim President and Chief Operating Officer. Todd W. Herrick and the other Herrick Entities agreed to exercise their voting rights in a manner consistent with the terms of the Settlement Agreement through the 2008 annual meeting of shareholders, which was held April 30, 2008.

     Under the Settlement Agreement, among other things, (1) Tecumseh paid Kent
B. Herrick a lump sum severance payment in the amount of $120,000, which was equal to one year's salary at the rate in effect when he was terminated from his position with Tecumseh on January 19, 2007, and (2) Tecumseh reimbursed Todd W. Herrick, Kent B. Herrick, Toni L. Herrick and Herrick Foundation for legal expenses incurred in connection with the Herrick Lawsuit, the Tecumseh Lawsuit, the Settlement Agreement, and related matters in the amount of $300,000.

     Other than the Herrick Lawsuit, the Tecumseh Lawsuit and the Special Meeting Lawsuit described in this proxy statement, there are no material proceedings to which Herrick Foundation, Terence C. Seikel, Zachary E. Savas, Kent B. Herrick, Todd W. Herrick or Michael Indenbaum or any of their associates is a party adverse to Tecumseh or any of its subsidiaries or has a material interest adverse to Tecumseh or any of its subsidiaries. Except as described in this proxy statement, none of Herrick Foundation, Terence C. Seikel, Zachary E. Savas, Kent B. Herrick, Todd W. Herrick or Michael Indenbaum nor any of their associates has any substantial interest in the matters to be voted upon at the special meeting, other than an interest, if any, as a shareholder of Tecumseh.

     Except as described in this proxy statement, none of Herrick Foundation, Terence C. Seikel, Zachary E. Savas, Kent B. Herrick, Todd W. Herrick or Michael Indenbaum nor any of their associates (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of Tecumseh's last fiscal year, or in any currently proposed transaction, to which Tecumseh or any of its subsidiaries was or is to be a participant where the amount involved was in excess of $120,000 and in which such person had, or will have, a direct or indirect material interest; (2) has been indebted to Tecumseh or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of Tecumseh, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of Tecumseh, any future employment by Tecumseh or its affiliates, or any future transaction to which Tecumseh or any of its affiliates will or may be a party; (4) has purchased or sold any securities of Tecumseh within the past two years; or (5) is the direct or indirect beneficial or record owner of any securities of Tecumseh or any parent or subsidiary of Tecumseh.

     We do not expect to receive any fees or other compensation as a result of this solicitation of proxies approving our proposals.

                             ADDITIONAL INFORMATION

     The principal executive offices of Tecumseh are located at 1136 Oak Valley Drive, Ann Arbor, Michigan 48108. Except as otherwise noted in this proxy statement, the information in this proxy statement concerning Tecumseh has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

                            YOUR SUPPORT IS IMPORTANT

     WE ARE SEEKING YOUR SUPPORT FOR OUR PROPOSALS AND OUR NOMINEES AT THIS SPECIAL MEETING AND AGAINST TECUMSEH'S PROPOSAL. PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD IN THE PROVIDED POSTAGE-PAID ENVELOPE IN SUFFICIENT TIME TO BE RECEIVED BY NOVEMBER 21, 2008.

     IF YOUR TECUMSEH SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A REQUEST WITH RESPECT TO YOUR SHARES. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE HIM OR HER INSTRUCTIONS FOR A REQUEST TO BE SIGNED REPRESENTING YOUR SHARES.

                      WHO TO CALL IF YOU HAVE ANY QUESTIONS

     If you have any questions or require any assistance, please contact us or our proxy solicitor, The Altman Group, at the following:

Herrick Foundation
Attn: Michael Indenbaum
2290 First National Building
660 Woodward Ave.
Detroit, MI 48226-3506
Phone: 313-465-7632
Fax: 313-465-7633

The Altman Group
1200 Wall Street West, 3rd Floor
Lyndhurst, NJ 07071
Shareholders call toll free: (866) 340-7104
Banks and Brokers call collect: 201-806-7300
Fax: 201-460-0050

Thank you for your continued support.

                                        Respectfully Submitted,

                                        HERRICK FOUNDATION


                                        By: /s/ Todd W. Herrick
                                            ------------------------------------
                                            Todd W. Herrick

October [__], 2008

                                                                         ANNEX A

                ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS

     The following table sets forth information regarding the holdings of Tecumseh's Class B shares by Herrick Foundation, Terence C. Seikel, Zachary E. Savas, Kent B. Herrick, Todd W. Herrick and Michael Indenbaum, as of October 17, 2008. None of the Participants in the following table nor any of their associates beneficially owns any of Tecumseh's Class A shares.

                                       SHARES PARTICIPANT
                                         HOLDS OR MAY BE
                                         DEEMED TO HOLD        PERCENT
      PARTICIPANT AND ADDRESS             BENEFICIALLY      OF CLASS (1)
------------------------------------   ------------------   ------------
Herrick Foundation
c/o Michael Indenbaum
2290 First National Building
660 Woodward Ave.
Detroit, Michigan 48226-3506 .......     769,426(2)             15.2%

Terence C. Seikel
c/o Defiance Partners
12900 Hall Road, Suite 390
Sterling Heights, Michigan 48313 ...           0                 0.0%

Zachary E. Savas
c/o Cranbrook Partners & Co.
3250 W. Big Beaver Road, Suite 544
Troy, Michigan 48084 ...............           0                 0.0%

Kent B. Herrick
9693 Wood Bend Drive
Saline, Michigan 48176 .............           0(2)              0.0%

Todd W. Herrick
3970 Peninsula Drive
Petoskey, Michigan 49770-8006 ......   1,679,445(2)(3)(4)       33.1%

Michael Indenbaum
2290 First National Building
660 Woodward Ave.
Detroit, Michigan 48226-3506 .......           0(2)              0.0%

----------
1. Based on the number of Tecumseh's Class B shares outstanding as reported in Tecumseh's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

2. Todd W. Herrick, Kent B. Herrick and Michael Indenbaum, as trustees of Herrick Foundation share voting and investment power over the shares held by Herrick Foundation.

3. Todd W. Herrick and Toni L. Herrick are the trustees of the Trusts with voting and investment power over the Class B shares held by the Trusts.

4. The shares shown as beneficially owned by Todd W. Herrick include (1) 21,906 Class B shares owned by Todd W. Herrick, (2) 769,426 Class B shares owned by Herrick Foundation, and (3) 888,113 Class B shares beneficially owned by the Trusts.

     The following table sets forth sales and other dispositions of Class A and Class B shares by Herrick Foundation, the Trusts and Kent B. Herrick during the past two years. None of Terence C. Seikel, Zachary E. Savas, Todd W. Herrick or Michael Indenbaum has otherwise sold any Class A or Class B shares of Tecumseh during the past two years, and none of Herrick Foundation, Terence C. Seikel, Zachary E. Savas, Kent B. Herrick, Todd W. Herrick or Michael Indenbaum has purchased any Class A or Class B shares of Tecumseh during the past two years.

                                                                  AVERAGE
                                                     SHARES        PRICE
                                                      AND       (EXCLUDING
  DATE           PERSON            TRANSACTION       CLASS     COMMISSIONS)
--------   ------------------   ----------------   ---------   ------------
09/04/07   Herrick Foundation   Gift                35,999 B      $ 0.00
09/27/07   Trusts               Open Market Sale    12,826 A      $20.03
09/28/07   Trusts               Open Market Sale       592 A      $20.04
10/01/07   Trusts               Open Market Sale     3,750 A      $20.00
10/02/07   Trusts               Open Market Sale     3,076 A      $20.05
11/20/07   Trusts               Open Market Sale    67,774 A      $20.02
11/21/07   Trusts               Open Market Sale    23,000 A      $20.02
11/23/07   Trusts               Open Market Sale    23,000 A      $20.09
12/04/07   Trusts               Open Market Sale    61,770 A      $22.62
12/05/07   Trusts               Open Market Sale    40,000 A      $22.85
12/06/07   Trusts               Open Market Sale    30,000 A      $23.74
12/07/07   Trusts               Open Market Sale    20,000 A      $23.68
12/07/07   Kent B. Herrick      Open Market Sale     2,000 A      $23.97
05/12/08   Herrick Foundation   Option Exercise     25,396 A      $16.00
05/12/08   Trusts               Option Exercise     25,396 A      $16.00
05/14/08   Trusts               Open Market Sale    24,604 A      $33.67
05/19/08   Herrick Foundation   Open Market Sale    24,604 A      $36.39
06/04/08   Herrick Foundation   Option Exercise    100,000 A      $16.00
06/04/08   Trusts               Option Exercise    100,000 A      $16.00
06/17/08   Herrick Foundation   Option Exercise     50,000 A      $16.00
06/25/08   Herrick Foundation   Option Exercise     50,000 A      $16.00
07/02/08   Herrick Foundation   Option Exercise     81,347 A      $16.00
07/02/08   Trusts               Option Exercise     18,653 A      $16.00
09/25/08   Herrick Foundation   Option Exercise    500,000 B      $16.00

                                                                         ANNEX B

                        SECURITY OWNERSHIP OF MANAGEMENT
                           AND PRINCIPAL SHAREHOLDERS

     Based on Tecumseh's preliminary proxy statement filed with the SEC on October 10, 2008, the following table sets forth the beneficial ownership of Tecumseh's Class A and Class B shares by each of Tecumseh's directors and named executive officers, and the directors and executive officers as a group, as of October 8, 2008 and the beneficial ownership of Tecumseh's Class B shares by each person known to be the beneficial owner of more than 5% of outstanding Class B shares of Tecumseh.

                                                  SHARES BENEFICIALLY OWNED
                                                    AS OF OCTOBER 8, 2008
                                             -----------------------------------
                                                SOLE        SHARED
                                               VOTING       VOTING
                                  CLASS OF       AND          AND
                                   COMMON    INVESTMENT   INVESTMENT                  PERCENT
              NAME                  STOCK       POWER        POWER       TOTAL     OF CLASS (1)
-------------------------------   --------   ----------   ----------   ---------   ------------
Edwin L. Buker.................    Class B      8,000              0       8,000          *
                                   Class A          0              0           0        0.0%
William E. Aziz................    Class B          0              0           0        0.0%
                                   Class A          0              0           0        0.0%
Peter M. Banks.................    Class B          0              0           0        0.0%
                                   Class A          0              0           0        0.0%
Kent B. Herrick................    Class B          0              0           0        0.0%
                                   Class A          0              0           0        0.0%
Steven J. Lebowski.............    Class B          0              0           0        0.0%
                                   Class A          0              0           0        0.0%
Jeffry N. Quinn................    Class B          0              0           0        0.0%
                                   Class A          0              0           0        0.0%
David M. Risley................    Class B          0              0           0        0.0%
                                   Class A      1,200              0       1,200          *
Todd W. Herrick (1)............    Class B     21,906      1,657,539   1,679,445       33.1%
                                   Class A          0              0           0        0.0%
James J. Bonsall...............    Class B          0              0           0        0.0%
                                   Class A          0              0           0        0.0%
James S. Nicholson.............    Class B        600              0         600          *
                                   Class A        200              0         200          *
Michael R. Forman..............    Class B          0              0           0        0.0%
                                   Class A          0              0           0        0.0%
Eric L. Stolzenberg............    Class B          0              0           0        0.0%
                                   Class A          0              0           0        0.0%
Ronald Pratt...................    Class B          0              0           0        0.0%
                                   Class A          0              0           0        0.0%
All current directors and
   current executive officers..    Class B      8,600              0       8,600          *
   as a group (9 persons)......    Class A      1,400              0       1,400          *

----------
*    less than 1%

(1) The shares for which Todd W. Herrick is shown as having shared voting and investment power consist of 769,426 Class B shares owned by Herrick Foundation and 888,113 Class B shares owned by the Herrick family trusts.

     Tecumseh obtained all of the information in the table below from Schedules 13D and 13G filed with the Securities and Exchange Commission, unless otherwise indicated. As of October 8, 2008, unless otherwise indicated, no person was known to be the beneficial owners of more than 5% of the outstanding Class B common shares of Tecumseh, except as follows:

                                     AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                  -----------------------------------------------
                                    SOLE        SOLE        SHARED       SHARED
                                   VOTING    INVESTMENT     VOTING     INVESTMENT                  PERCENT
        NAME AND ADDRESS            POWER       POWER        POWER        POWER       TOTAL     OF CLASS (1)
-------------------------------   --------   ----------   ----------   ----------   ---------   ------------
Todd W. Herrick (1)
3970 Peninsula Drive
Petoskey, MI 49770.............     21,906      21,906     1,657,539    1,657,539   1,679,445       33.1%

Herrick Foundation (1)
c/o Michael Indenbaum
2290 First National Bldg.
660 Woodward Ave.
Detroit, MI 48226..............    769,426     769,426             0            0     769,426       15.2%

Toni L. Herrick (2)
7028 Foxmoor Court E
P.O. Box 19555
Kalamazoo, MI 49009............          0           0       888,113      888,113     888,113       17.5%

Donald Smith & Co., Inc.
152 W. 57th St.
New York, NY 10019.............    445,834     500,196             0            0     500,196        9.9%

Tricap Partners II L.P. (3)
BCE Place, Suite 300,
181 Bay Street
P.O. Box 762
Toronto, Ont. M5J 2T3..........    500,000     500,000             0            0     500,000        9.8%

Aegis Financial Corporation (4)
1100 North Glebe Road
Suite 1040
Arlington, VA 22201............    472,576     472,576             0            0     472,576        9.3%

TowerView LLC (5)
500 Park Avenue
New York, NY  10022............    335,561     335,561             0            0     335,561        6.6%

Franklin Resources, Inc. (6)
One Franklin Parkway
San Mateo, CA 94403............    322,799     322,799             0            0     322,799        6.4%

----------
(1) Todd W. Herrick is one of three members of the board of trustees of Herrick Foundation. The other two are Kent B. Herrick and Michael A. Indenbaum. Todd W. Herrick is also one of four trustees of family Trusts for the benefit of himself, his sister, Toni L. Herrick, and their descendants. The other trustees are Toni M. Herrick, Michael Indenbaum and National City Bank. Under the terms of the trust documents, as amended, Todd W. Herrick and Toni L. Herrick are the trustees who control the Trusts' Tecumseh stock. The shares for which Mr. Herrick is shown as having shared voting and investment power consist of (i) 769,426 shares owned by Herrick Foundation and (ii) 888,113 shares owned by the Herrick family Trusts. The information about Mr. Herrick's beneficial ownership is based on a Schedule 13D amendment he and Toni L. Herrick filed jointly on March 10, 2008 and a
     Schedule 13D amendment he filed on September 29, 2008.

(2) The shares for which Toni L. Herrick is shown as having shared voting and investment power consist of the 888,113 shares owned by the Herrick family Trusts described in note (1). The information about Ms. Herrick's beneficial ownership is based on a Schedule 13D amendment she and Todd W. Herrick filed jointly on March 10, 2008 and on a Schedule 13D amendment Todd W. Herrick filed on September 29, 2008.

(3) According to the Schedule 13D amendment Todd W. Herrick filed on September 29, 2008, Tricap Partners II L.P. purchased 500,000 shares from the Herrick Foundation on September 25, 2008 by exercising an option it held. Tricap Partners II L.P. has not amended the Schedule 13G it filed on August 14, 2008 to report its acquisition of the option or any other subsequent acquisitions or dispositions. Tricap Partners II GP L.P. is the general partner of Tricap Partners II L.P., and Tricap Partners Ltd. is the general partner of Tricap Partners II GP L.P., and they share voting and investment power over these shares. Tricap Partners Ltd. is a wholly-owned subsidiary of Brasacan Asset Management Holdings Limited, which is a wholly-owned subsidiary of Brookfield Asset Management Inc. and they share voting and investment power over these shares.

(4) The information regarding the holdings of Aegis Financial Corporation comes from a Form 13F-HR filed by Aegis Financial Corporation on August 14, 2008. An earlier Schedule 13G, filed February 14, 2008 by Aegis Financial Corporation (a joint filing with William S. Berno, and Scott L. Barbee, each of whom reported having shared voting and investment power over the shares shown in the table), lists Aegis Financial Corporation as holding 494,976 Class B shares, or 9.7% of the Class. In that Schedule 13G filing, Mr. Barbee also reported having sole voting and investment power over an additional 2,600 shares.

(5) The information in the Schedule 13G filed by TowerView LLC is as of August 7, 2008.

(6) The Schedule 13G filed by Franklin Resources, Inc. was a joint filing with its affiliates, Charles B. Johnson, Rupert H. Johnson, Jr., and Franklin Advisory Services, LLC.

                                                                PRELIMINARY COPY

                         PROXY CARD FOR SPECIAL MEETING
                  OF SHAREHOLDERS OF TECUMSEH PRODUCTS COMPANY
                         SCHEDULED FOR NOVEMBER 21, 2008

          THIS PROXY IS BEING SOLICITED ON BEHALF OF HERRICK FOUNDATION
               AND NOT ON BEHALF OF TECUMSEH'S BOARD OF DIRECTORS

     The undersigned hereby appoints Todd W. Herrick or Michael A. Indenbaum, or any of them, with full power of substitution, as proxies to vote, for and in the name of the undersigned, all Class B Common Stock, $1.00 par value, of Tecumseh Products Company that the undersigned is entitled to vote at the Special Meeting of Shareholders of Tecumseh Products Company scheduled for November 21, 2008 at 10:00 a.m. eastern time at 3885 Research Park Dr., Ann Arbor, Michigan, and at any adjournments or postponements of the meeting. This proxy will be voted in accordance with your instructions specified below. IF YOU DO NOT GIVE ANY SPECIFIC INSTRUCTIONS, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2, INCLUDING THE REMOVAL OF SOME OF TECUMSEH'S DIRECTORS IN PROPOSAL 1 AND THE ELECTION OF OUR NOMINEES IN PROPOSAL 2. IN ADDITION, THE PROXIES ARE AUTHORIZED TO VOTE IN THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING.

           PLEASE MARK YOUR CHOICE LIKE THIS [X] IN BLUE OR BLACK INK.

     HERRICK FOUNDATION IS PROPOSING THE MATTERS TO BE ACTED ON AT THE SPECIAL MEETING AND WE STRONGLY RECOMMEND A VOTE "FOR" PROPOSALS 1 AND 2 AND "FOR" OUR DIRECTOR NOMINEES.

1. To remove Peter M. Banks and David M. Risley as directors of Tecumseh.

(01)   Peter M. Banks    FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

(02)   David M. Risley   FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

2. To elect, to the extent that shareholders vote to remove directors pursuant to Proposal 1 above, the following nominees to the board: TERENCE C. SEIKEL and ZACHARY E. SAVAS; provided, however, to the extent shareholders approve the removal of some, but not all of the incumbent directors listed in Proposal 1, the nominees above are proposed to be elected to the Board in the following order: MR. SEIKEL, MR. SAVAS.

FOR [ ]   WITHHELD [ ]

FOR, EXCEPT WITHHELD FROM THE FOLLOWING NOMINEE:  [ ]

--------------------------------------------------------------
(INSTRUCTION:  TO WITHHOLD YOUR VOTE FOR A PARTICULAR NOMINEE,
WRITE THAT NOMINEE'S NAME IN THE SPACE PROVIDED)

3. In their discretion with respect to any other matters that may properly come before the meeting.

This proxy card revokes all proxies previously given by the undersigned.

Please sign exactly as your name appears on this proxy card. All joint owners should sign. If you are signing in a fiduciary capacity or as a corporate officer, please also provide your full title.

Date:____________, 2008
                                        ----------------------------------------
                                        Signature


                                        ----------------------------------------
                                        Signature if held jointly

                                        ----------------------------------------
                                        Title, if applicable


                                        2